[DECHERT LLP LOGO]

November 16, 2010

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          ING Mayflower Trust (on behalf of ING International Value Fund)

File No.  811-07978

Dear Mr. Thompson,

This letter responds to comments provided to Hoang Pham and Alpa Patel on November 4, 2010 in connection with a proxy statement (the “Proxy Statement”) that was filed on October 29, 2010 by ING Mayflower Trust (the “Registrant”) on behalf of ING International Value Fund (the “Fund”). Set forth below are comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) and the Registrant’s responses.  Unless otherwise noted, defined terms have the same meaning as in the Proxy Statement.

Notice of Special Meeting

1.               Comment: Please confirm whether the differing descriptions of the proposed sub-advisory agreements in the second paragraph of the Notice of Special Meeting (i.e., Proposal One uses the phrase “new sub-advisory agreement” whereas Proposal Two uses the phrase “new investment sub-advisory agreement”) are intended to convey a distinction between the two sub-advisory agreements.

Response:  Registrant confirms that no distinction between the sub-advisory agreements described in Proposal One and Proposal Two was intended and Registrant will delete the word “investment” in the description for Proposal Two throughout the Proxy Statement.

Proposal One

2.               Comment:  Please revise the disclosure in the “Will there be any changes to the Fund’s investment strategies as a result of appointing del Rey as an additional sub-adviser to the Fund?” section to highlight specifically what investment strategy changes the Fund will incur in order to incorporate del Rey’s investment style.

Response:  Registrant has revised the disclosure as requested.

3.               Comment:  Please revise the Composite presentation to separately show (a) the performance of Mr. Hechmer from November 1, 2002 through September 23, 2009 while he was affiliated with prior firms in respect of accounts that have investment objectives, policies and strategies that are substantially similar to those del Rey intends to implement in managing a sleeve of the Fund pursuant to standards under Bramwell Growth Fund, SEC no-action letter (Aug. 7, 1996); and (b) the performance of all accounts managed by del Rey from September 24, 2009 onward that have investment objectives, policies and strategies that are substantially similar to those del Rey intends to implement in managing a sleeve of the Fund pursuant to standards under Nicholas-Applegate Mutual Funds, SEC no-action letter (Aug. 6, 1996).

Response:  The Registrant respectfully disagrees with the Staff’s conclusion that the Composite must be separated.  The Composite contains both Mr. Hechmer’s performance on all substantially similar accounts at a prior advisory firm and his performance on all substantially similar accounts at his current firm, del Ray. Bramwell and Nicholas-Applegate do not directly address this situation, but neither no-action letter would require that the components of the Composite be separated.

Instead, Nicholas-Applegate establishes conditions for inclusion of private account performance in a composite.  It requires that all of the adviser’s substantially similar accounts be included in any such composite, but it does not restrict the inclusion of other relevant, performance data.  We believe any relevant performance data, ranging from similarly-managed mutual funds to similar “Bramwell” performance at a prior manager, may be included in a Nicholas-Applegate composite.  In fact, when the staff decided to extend the use of Nicholas-Applegate composites to Rule 482 advertisements, it cited as support both Bramwell and Nicholas-Applegate (See, Nicholas-Applegate Mutual Funds, SEC no-action letter (Feb. 7, 1997)).

We also believe that separating the various components of the Composite would be confusing for investors.  The Composite is designed to illustrate the historical performance of the Fund’s proposed investment strategy.  Neither the investment strategy, nor the individual (Mr. Hechmer) primarily responsible for its results, have changed during the period of the Composite. To separate the Composite into separate components could create the impression that either the investment strategy or the portfolio manager have changed. Moreover, separating out Mr. Hechmer’s more recent performance would give greater prominence to his recent outperformance (when the strategy has beaten its benchmark by more than six percentage points) at the expense of a balanced presentation of the entire track record.

The Registrant recognizes that the Staff’s comment may have arisen from the current disclosure in the Proxy Statement that may be unclear.  Revised disclosure will state that Mr. Hechmer is del Rey’s sole portfolio manager and the only person who has been primarily responsible for managing all accounts advised by del Rey that have investment objectives, policies and strategies that are substantially similar to those del Rey intends to implement in managing a sleeve of the Fund.

3.               Comment:  With respect to the accounts in the Composite from November 1, 2002 to September 23, 2009, please identify any accounts that were registered investment companies.

Response:  There are two registered investment companies included in the Composite: Nuveen International Value Fund (November 1, 2002 through June 12, 2009) and the ING International Value Choice Fund (March 1, 2005 through June 12, 2009).

4.               Comment: With respect to the Composite for Mr. Hechmer while he was affiliated with prior firms (from November 1, 2002 through September 23, 2009), please confirm that during such time he was primarily responsible, and had ultimate authority, for selecting portfolio securities for all accounts in the Composite and that Mr. Hechmer will have the same degree of discretion in managing a sleeve of the Fund for del Rey as he did while managing the accounts in the Composite.

Response:  Registrant hereby confirms that Mr. Hechmer was primarily responsible, and had ultimate authority, for selecting portfolio securities for all accounts in the Composite and that Mr. Hechmer will have the same degree of discretion in managing a sleeve of the Fund for del Rey as he did while managing the accounts in the Composite.

5.               Comment: With respect to the Composite for all accounts managed by del Rey since September 23, 2009, please confirm that the accounts in the Composite have investment objectives, policies and strategies that are substantially similar to those del Rey intends to implement for the Fund.

Response:   Registrant hereby confirms that the accounts in the Composite have investment objectives, policies and strategies that are substantially similar to those del Rey intends to implement for the Fund.

6.               Comment:  With respect to the Composite, please present returns net of any sales loads.

Response:   Registrant has included Composite returns net of any sales load.

7.               Comment: Please identify the method used for calculating the performance reflected in the Composite to the extent such method is different from the method used to calculate mutual fund performance pursuant to SEC guidelines.

Response:  The Composite is calculated in accordance with SEC guidelines.  However, one of the components of the Composite is a private account, which is not a registered investment company. This account does not strike a daily NAV, so its performance is computed using a time-weighted return with monthly valuations.  We further note that del Rey has provided the Registrant with a certification from an outside firm that the Composite complies with the Global Investment Performance Standards.

8.               Comment:  In the “Factors considered by the Board” section, please include more detail about the Board’s conclusions with respect to the factors enumerated in the discussion.  See Item 22(c)(11)(i) to Schedule 14A.  Please revise to follow the format of the discussion found in the “Board Considerations” section of Proposal Two.

Response:   Registrant has revised the “Factors considered by the Board” section to follow the format of the “Board Considerations” section of Proposal Two.

Proposal Two

9.               Comment:  Please separate Proposal Two into Proposal 2(a) and Proposal 2(b) since the proposal refers to two separate sub-advisory agreements.

Response:  Registrant has separated Proposal Two as requested.

10.         Comment:   Please confirm whether the ING IM Affiliates manage a registered investment company with investment objectives and strategies similar to those of the Fund.  If so, please include the name, the net assets and annual rate of compensation for such account, similar to the presentation found in Appendix D of the Proxy Statement.

Response:   Registrant confirms that neither of the ING IM Affiliates manage any registered investment companies with investment objectives and strategies similar to those of the Fund.

11.         Comment:  In the “Board Considerations” section, please state the conclusion of the Board with respect to the comparison of services rendered by the IIM Affiliates and amounts paid to other registered investment companies.

Response:   Registrant has revised the “Board Considerations” as requested.

Proposal Three

12.         Comment: In the “What is the proposed Manager-of-Managers arrangement” section, please include disclosure stating that, if the rule proposed by the SEC in October 2003 were adopted in a form that would require shareholder approval of certain sub-advisory agreements, the Fund would present the sub-advisory agreement to shareholders for their approval.

Response:  Registrant has revised the disclosure as requested.

General

13.         Comment: Please provide the required Tandy letter along with your response.

Response: The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 202.261.3496.

Very truly yours,
/s/Hoang Pham
Hoang Pham
Associate
Dechert LLP

Attachments

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Paul Calderelli, Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

November 16, 2010

VIA EDGAR

Mr. Brion R. Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          ING Mayflower Trust (on behalf of ING International Value Fund)

File No.  811-07978

Dear Mr. Thompson:

ING Mayflower Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP